SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

Response To Inquiry Relating To Press Reports

1.	Title: Response to inquiry from the Korea Exchange relating to press reports of a potential acquisition of Eugene Investment & Securities Co., Ltd. by Kookmin Bank.

2.	Response: In order to strengthen non-banking businesses such as securities and insurance services after the establishment of KB Financial Group Inc., Kookmin Bank is reviewing various potential M&A targets, including Eugene Investment & Securities Co., Ltd., but has made no specific decision in connection with the above. In the event that there are any changes to the status of this matter, an update will be provided by no later than March 22, 2009 (and, if a definitive decision regarding this matter is made prior to such date, an update will be provided immediately upon such decision).

*	This disclosure is publicly filed in response to an official inquiry from the Korea Exchange regarding the above on September 23, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: September 23, 2008	By:	/s/ Kim, Ok Chan
(Signature)

	Name:	Kim, Ok Chan
	Title:	Finance Division
Executive Vice President